Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months ended
	September 30,	For the Years ended December 31,
	2013	2012	2011	2010	2009	2008
	(in thousands)
Earnings:
Loss before income taxes	$(53,563)	$(54,703)	$(31,392)	$(71,379)	$(42,377)	$(6,505)
Income from investment in Ecuador property, net of amortization	(161)	(62)	(412)	(740)	(1,208)	(718)
Fixed charges	19,365	31,719	30,446	21,250	4,419	4,220
Distributed income from investment in Ecuador property	250	250	600	928	1,396	905
Capitalized interest	(7,228)	(15,604)	(10,674)	(9,632)	(4,419)	(4,220)

Total earnings (loss) available for fixed charges	$(41,337)	$(38,400)	$(11,432)	$(59,573)	$(42,189)	$(6,318)

Fixed charges
Interest expense	19,365	31,719	30,446	21,250	$4,419	$4,220

Total fixed charges	19,365	$31,719	$30,446	$21,250	$4,419	$4,220

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1) Earnings (loss) available for fixed charges for the nine months ended September 30, 2013, and years ended December 31, 2012, 2011, 2010, 2009 and 2008 were inadequate to cover fixed charges by $60.7 million, $70.1 million, $41.9 million, $80.8 million, $46.6 million and $10.5 million, respectively.